70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

PATRICK J. MALONEY

312.807.4265

pmaloney@bellboyd.com

Direct Fax: 312.827.8037

December 15, 2008

VIA OVERNIGHT DELIVERY AND EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mellissa Campbell Duru, Esq.
Attorney-Advisor

Re:	Tier Technologies, Inc.
Soliciting Materials on Schedule 14A filed December 4, 2008 by
Discovery Equity Partners, L.P.
File No. 1-33475

Ladies and Gentlemen:

On behalf of our client, Discovery Equity Partners, L.P. (“Discovery”), we have set forth below Discovery’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Patrick J. Maloney of this firm, dated December 9, 2008 (the “Comment Letter”), commenting on the soliciting materials of Discovery that were filed with the Commission on December 4, 2008, including the letter from Discovery to the Board of Directors of Tier Technologies, Inc. (“Tier” or the “Company”) and Discovery’s related press release (collectively, the “Soliciting Materials”).

The supplemental information set forth in this letter has been supplied by Discovery for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by Discovery.  For convenience, each of the Staff’s consecutively numbered comments is set forth in italics, followed by Discovery’s response.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Soliciting Materials.

chicago · san diego · washington

312.372.1121 · 858.509.7400 · 202.466.6300

U.S. Securities and Exchange Commission

December 15, 2008

In connection with this letter, please find the requisite filing person statement attached hereto as Annex A.

General

1.              Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for  each such opinion or belief.  Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Provide us with support for the statements you make with respect to the following statements:

·                  “[t]he Tier Board has…fostered a culture with excessive corporate overhead, has not unlocked the value of Tier’s primary Electronic Payment Processing or “EPP” business, has hoarded cash and has entrenched itself to prevent a sale of the business…;”

·                  “[t]he current board has overseen a culture of poor management…;”

·                  “[a] series of 12 acquisitions from 1998-2002 were poorly integrated…;”

·                  “[Tier’s] struggles led to earnings manipulation, accounting irregularities in 2005…;”

·                  “[a]s a result of poor oversight and ineffective decisions, the Tier Board has not been able to generate value for shareholders...;”

·                  “[t]he company has hoarded cash for years…the excess cash was invested in auction rate securities that are now illiquid…;” and

·                  “[f]rom our contacts in the industry, we know that there are logical, qualified and very interested buyers that will pay a premium for Tier…”

Where the basis of support are other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.  Also, please confirm your understanding that referring to another person’s statement does not insulate you from the requirement to comply with Rule 14a-9.

Response 1:  Discovery acknowledges the Staff’s comments and confirms its understanding that referring to another person’s statement does not insulate it from the requirement to comply with Rule 14a-9.  With respect to the statements for which the

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December 15, 2008

Staff has requested support on a supplemental basis, Discovery advises the Staff, as a general matter, that (i) the statements were made in a letter to the Board of Directors of Tier, which was filed as Soliciting Material because of Discovery’s contemporaneous announcement of its intention to nominate two individuals for election to the Tier Board of Directors at Tier’s 2009 Annual Meeting of Stockholders, and (ii) Discovery expects in future written communications directed to Tier stockholders, which will be filed under Regulation 14A, to elaborate on the analyses underlying its opinions set forth in the letter to the Tier Board.  In doing so, Discovery will seek to clearly characterize statements of opinion and belief as such.  Discovery further advises the Staff with respect to the specific statements for which support has been requested by the Staff as follows:

·                  “[t]he Tier Board has…fostered a culture with excessive corporate overhead, has not unlocked the value of Tier’s primary Electronic Payment Processing or “EPP” business, has hoarded cash and has entrenched itself to prevent a sale of the business…;”

Response 2:

Corporate Overhead

With respect to Discovery’s opinion concerning excessive corporate overhead, Discovery refers to Note 11, entitled “Segment Information,” to the Company’s consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “2008 Annual Report”).  In that disclosure, the costs and expenses attributed to “Corporate & Eliminations” (which is described by the Company as “corporate overhead and other costs that could not be directly assigned to our EPP operations or to our Discontinued Operations, as well as eliminations for transactions between our Continuing and Discontinued Operations”) are shown as $27.2 million, $16.6 million and $16.8 million for fiscal years 2006, 2007 and 2008, respectively.  These costs contributed materially to the amount of the Company’s reported loss from continuing operations for those same years of $(19.6) million, $(18.4) million and $(12.0) million.  In future filings, Discovery will revise the statement of its opinion regarding Tier’s overhead to state that “[t]he Tier Board has…sanctioned what Discovery believes to be an excessive level of corporate overhead, given Tier’s revenue base and profitability.”

Value of EPP Business

With respect to Discovery’s statement that it believes that the Board has failed to unlock the value of Tier’s EPP business, Discovery notes that Tier’s EPP business is the combination of two companies that were acquired by Tier, Official Payments Corp. (“OPAY”) and EPOS Corporation (“EPOS”).  OPAY

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December 15, 2008

was acquired in July, 2002 and based  on the information contained in Note 8 to the consolidated financial statements of the Company included in Amendment No. 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, Discovery estimates that OPAY had an enterprise value of approximately $48.2 million ($70.7 million paid for the acquired equity of OPAY plus $16.9 million of assumed liabilities minus $39.4 million of acquired cash).  EPOS was acquired in June, 2004 for approximately $20.1 million (including acquisition costs) as reported in Note 8 to the consolidated financial statements of the Company included in Amendment No. 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004.  Discovery was advised by Tier management in a meeting that approximately one-third of the EPOS operation became part of EPP.  The total purchase price for what is now EPP was therefore approximately $54.9 million, consisting of the $48.2 million paid for OPAY plus $6.7 million paid for the EPP business of EPOS (one-third of the total price of $20.1 million paid for EPOS).  The approximate enterprise value of Tier, the primary remaining business of which is EPP, as of the date of this letter is approximately $7.7 million, based on Tier’s market capitalization of $94.7 million at a closing price of $4.80 per share as of December 12, 2008 minus the reported $87.0 million of cash and auction rate securities (and no debt) on Tier’s balance sheet as of September 30, 2008, as reported in the comments of Tier’s Chief Executive Officer set forth on page 8 of Exhibit 99.2 to Tier’s Current Report on Form 8-K dated December 9, 2008.  Discovery believes that the foregoing supports its view that the value of the acquired EPP businesses has not been enhanced under Tier’s management.

Cash Position

With respect to Discovery’s opinion that the Company is hoarding cash, Discovery notes that as of September 30, 2000, the Company’s reported cash balance was approximately $19.9 million.  As stated by the Company’s Chief Executive Officer in a conference call on December 9, 2008, a copy of the script for which was filed as Exhibit 99.2 to Tier’s Current Report on Form 8-K dated December 9, 2008, the Company’s cash balance (including cash invested in auction rate securities that were reclassified by the Company as a long-term investment because of market illiquidity) was approximately $87 million as of September 30, 2008.  This increase was not sudden, as the Company’s reported cash balance, when compared with the cash balance at the prior fiscal year-end, increased for fiscal years 2001, 2002, 2004, 2005, 2007 and 2008.  Discovery is supplementally providing the Staff a spreadsheet of data obtained from a third party data provider, Capital IQ, containing the year-over-year comparative cash data.  Over the eight years from 2000 through 2008, the Company’s cash has increased four-fold yet the Company has never paid a common stock dividend.

U.S. Securities and Exchange Commission

December 15, 2008

Sale of the Business

With respect to Discovery’s opinion that Tier’s Board has entrenched itself to prevent a sale of the business, Discovery refers the Staff to the actions taken by the Company as reported in the Company’s Current Report on Form 8-K filed by the Company on January 10, 2006.  In that report, the Company reported that Tier’s Board on January 10, 2006 had adopted a shareholder rights plan that, in Discovery’s view, has limited the ability of Tier’s stockholders to directly receive offers for Tier by effectively preventing any person from acquiring 10% or more of the outstanding common stock (since raised to 15%) without the Board’s consent.  On that same date, the Board amended the Company’s By-Laws to eliminate the right of any stockholder or group of stockholders owning 10% or more of the common stock to call special meetings of the Company’s stockholders.  In future filings, Discovery will revise the statement of its opinion to indicate that the Tier Board has “taken actions that Discovery believes discourage the sale of the Company.”

·                  “[t]he current board has overseen a culture of poor management…;”

Response 3:  Discovery refers the Staff  to page 16 of the Company’s 2008 Annual Report which discloses Losses from Continuing Operations of approximately $(21.2) million, $(17.2) million, $(19.6) million, $(18.4) million, and $(12.0) million for the Company’s 2004, 2005, 2006 , 2007, and 2008 fiscal years, respectively.  Discovery notes that the Company has recorded six consecutive years of losses from continuing operations.

Discovery further refers the Staff to the discussion set forth under Item 9A of Amendment No. 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 which concluded that the Company’s controls and procedures were not effective because of the material weaknesses discussed in that disclosure, including that Tier “did not set an effective tone for promoting ethical behavior and did not maintain controls adequate to prevent or detect instances of intentional override or intervention of our controls by certain former members of senior management.”  Discovery also notes that one-half of the members of the current Board of Directors were directors during the period when most of the events referred to in such disclosure occurred (fiscal years 2003 and 2004), and that during such period such persons constituted a majority of the Board.

·                  “[a] series of 12 acquisitions from 1998-2002 were poorly integrated…;”

Response 4:  Discovery refers the Staff to  the Company’s timeline available on the Company’s website, a copy of which is being provided supplementally to the Staff.  The timeline states that in 1998 and 1999 “Tier continues to grow

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December 15, 2008

internally and through acquisition, completing a series of eight acquisitions through 1998 and 1999”. The timeline also states that in 2000-2002, “Tier completes four acquisitions …”.   Discovery also refers the Staff to page 3 of an investor relations presentation of the Company dated August 2007 (the “Presentation”), a copy of which is being provided supplementally to the Staff.  In that presentation, Tier makes the following statements about itself:

“Acquisitions were not integrated”

“Managed as a conglomerate by Corporate HQ”

“Led to poor strategic decisions and ultimately earnings management”

·                  “[Tier’s] struggles led to earnings manipulation, accounting irregularities in 2005…;”

Response 5:  Discovery refers the Staff to the statements made by the Company on page 3 of the Presentation referred to in Response 4.

In addition, Discovery refers the Staff to the Company’s Current Report on Form  8-K filed by the Company with the SEC on December 15, 2005.  In such report, the Company disclosed that the Audit Committee of its Board had concluded that Tier’s financial statements for the fiscal years ended September 30, 2002, 2003 and 2004 would likely be restated, and accordingly should no longer be relied upon.  Such report states that Tier discovered a “number of errors” in such financial statements, including its accounting for (1) net accounts receivable relating to a payment processing operation, (2) certain accruals and reserves, and (3) certain notes receivable.

Discovery further refers the Staff to the discussion set forth under Item 9A of Amendment No. 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 which concluded that the Company’s controls and procedures were not effective because of the material weaknesses discussed in that disclosure, including that Tier “did not set an effective tone for promoting ethical behavior and did not maintain controls adequate to prevent or detect instances of intentional override or intervention of our controls by certain former members of senior management.”

·                  “[a]s a result of poor oversight and ineffective decisions, the Tier Board has not been able to generate value for shareholders...;”

Response 6:  As set forth in the Company’s Prospectus dated December 17, 1997, the Company initially sold shares to the public on December 17, 1997 at a

U.S. Securities and Exchange Commission

December 15, 2008

price to the public of $8.50 per share.  It also sold shares to the public in June 1998 at $15.00 per share and in December 2001 at $20.00 per share.  Such prices are comparable to the current price of Tier’s common stock since there have been no intervening stock splits, stock dividends or recapitalization transactions.  As reported by the NASDAQ Stock Market website, the closing price of Tier common stock on December 12, 2008 was $4.80 per share.  In addition, over the entire 11 year period of public ownership, the Company has produced cumulative net losses of approximately $(67.6) million, of which approximately $(39.9) million of such losses were realized in the past three fiscal years.  Losses from continuing operations over the same three-year period totaled approximately $(50) million.  Discovery is supplementally providing the Staff a spreadsheet of data derived from Tier’s filings with the Commission containing this income statement information.  Discovery’s reasons for its opinion that these results are the consequence of poor oversight and ineffective decisions are set forth in its other responses to this item.

·                  “[t]he company has hoarded cash for years…the excess cash was invested in auction rate securities that are now illiquid…;” and

Response 7:  With respect to Discovery’s opinion that the Company is hoarding cash, Discovery repeats its answer in Response 2 above under the heading “Cash Position.”

With respect to Discovery’s statement concerning the Company’s investment in auction rate securities, during Tier’s August 2008 Earnings Conference Call, a transcript of which is being supplied supplementally to the Staff, the Company’s Chief Financial Officer Ron Johnston stated, “Due to the lack of liquidity as of June 30th, we reclassified our entire auction-rate security portfolio from current assets to long-term investments and marketable securities on our consolidated balance sheets.”  According to Note 3 to the Company’s consolidated financial statements contained in the 2008 Annual Report, these auction rate securities are currently carried at an amortized cost of $31.3 million.  In future filings, Discovery will modify this statement by replacing the words “excess cash” with the words “more than $30 million of cash.”

·                  “[f]rom our contacts in the industry, we know that there are logical, qualified and very interested buyers that will pay a premium for Tier…”

Response 8:  Representatives of Discovery have spoken directly with executives at several institutions having operations in the electronic payments industry that expressed varying degrees of interest with respect to a potential acquisition of Tier.  In alphabetical order, such institutions are Chase Paymentech, Elavon, First Data, Fiserv, Global Payments, H&R Block, Heartland, Intuit, and Royal Bank of Scotland.

U.S. Securities and Exchange Commission

December 15, 2008

Discovery also refers the Staff to a Schedule 13D filed by affiliates of Parthenon Investors II, L.P. on January 24, 2007.  In the disclosure contained under Item 4. - Purpose of Transaction of such Schedule 13D, Parthenon states that “their affiliates remain interested in signing an appropriate confidentiality agreement with Tier to evaluate strategic alternatives involving themselves or their affiliates.  They believe an offer, if made by themselves or their affiliates, would be beneficial to all holders of the Common Stock.”

In future filings, Discovery will modify this statement to read “[f]rom our contacts in the industry, we know that there are logical, qualified and very interested buyers that are interested in acquiring Tier…”.

The Board Has Supervised Mismanagement and Losses, page 2

2.              Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Refer to Rule 14a-9.  Please revise to delete or provide a sufficient basis for your assertions in the document.  In this regard, we refer you to the assertion that Mr. Rossetti has “perpetuated the culture of mediocrity.”

Response 9:  Discovery acknowledges the Staff’s comments.

As set forth in the Company’s Proxy Statement for its 2008 Annual Meeting of Stockholders as filed with the SEC on January 15, 2008, Mr. Rossetti has been a member of the Board of Directors of Tier since November 1995 and the Company’s Chairman and Chief Executive Officer since May 2006.  In Discovery’s opinion, he bears significant responsibility for the results and decisions outlined in the other responses to this letter.  However, in light of the Staff’s comment, Discovery will not repeat the statement referred to by the Staff in future filings.

The Board Cannot Deliver Value for EPP as a Stand-Alone Entity, page 3

3.              Please provide further context to the disclosure regarding the growth potential and historical performance of the EPP business segment.  Moreover, provide more balanced disclosure in your discussion of the Board’s actions with respect to EPP segment.  For example, disclose the Board’s decisions with respect to the EPP segment versus the other business segments, inclusive of decisions that have been made to discontinue operations in particular segments.

Response 10:  Discovery advises the Staff that it did not mean to suggest that it disagrees with Tier’s decision in 2007 to focus on the core electronic payment

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December 15, 2008

processing (EPP) business and divest other segments of its business.  Discovery’s disclosure was intended to assert that the EPP business, as it currently exists, cannot profitably support the corporate overhead of Tier at its current or projected levels.  In order to make this clear, Discovery, if it repeats the disclosure in the Soliciting Materials under the heading now entitled “The Board Cannot Deliver Value for EPP as a Stand-Alone Entity” in future filings, it will revise the heading and the text of the first paragraph preceding Table C as follows:

Tier’s Corporate Overhead Overwhelms EPP’s Profitability

The Tier Board made a prudent strategic decision in 2007 to focus on this high growth business and to divest or wind-down the balance of Tier’s non-strategic operations.  As a result, Tier’s primary business today is the EPP segment.  EPP provides government and public-sector clients with an electronic payment processing alternative for collecting taxes and other fees.  EPP generates high growth and good margins as a stand-alone business segment, as shown below in Table C.

4.              Your disclosure implies that it is a Board “strategy” to let Tier generate losses for several more years.  We also note disclosure that the Board and management are unwilling to sell the Company and may be dissuading interested buyers.  Please provide objective support for the assertions made.

Response 11:  With respect to the statements regarding the continued generation of losses, Discovery has been told repeatedly in conversations with the Company’s Chief Executive Officer that, despite the divestiture of several non-core businesses, only a limited amount of corporate overhead reductions can be made.  The Chief Executive Officer has informed Discovery that the Company’s strategy to become profitable is to grow into the Company’s expense base.  Discovery’s understanding of his comments is substantiated by the December 9, 2008 earnings conference call, a transcript of which was filed by the Company as Exhibit 99.2 to Tier’s Current Report on Form 8-K dated December 9, 2008, on which he stated that corporate overhead would be reduced to a run rate of $10 million at the end of fiscal year 2009 and a run rate of $9 million at the end of fiscal year 2010.  EPP is now the Company’s predominant business (the 2008 Annual Report indicates the Company one remaining Packaged Software Systems Integration operation for which it continues to seek a buyer) and EPP’s stand-alone Income from Continuing Operations for 2008, 2007 and 2006 was $3.2 million, $5.9 million and $5.6 million, respectively, as reported in the Company’s segment disclosures in Note 11 to the consolidated financial statements included in the Company’s 2008 Annual Report.  Based on that information, Discovery believes that based on the foregoing, the Company cannot achieve profitability for several years.

U.S. Securities and Exchange Commission

December 15, 2008

With respect to the statements concerning Discovery’s belief that the Board and management are unwilling to sell the Company and have dissuaded interested buyers, Discovery refers the Staff to Response 2 (under the heading “Sale of the Business”) and Response 8 above.  However, in future filings, Discovery will not include the following sentence included in its letter to the Company’s Board:  “In late 2008, after further discussions with strategic buyers, Discovery learned that otherwise interested acquirers were receiving clear signals from Tier that the company did not intend to pursue a sale.”

5.              Please supplementally provide us with a copy of the August 2, 2007 publication by Foley & Lardner LLP.  Please mark any supporting documents you provide in the response to this comment and others to identify the specific information relied upon by you.  Additionally, please keep in mind when excerpting disclosure from other sources, such as law firm publications or articles, ensure that you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged.

Response 12:  Discovery acknowledges the Staff’s comments.

Discovery is supplementally providing the Staff a copy of the referenced publication and refers the Staff to the material contained on page 15 thereof.  In future filings, Discovery, if it includes such disclosure, will restate the sentence referring to such study to read “Consider that a recent independent study of the cost of being public for companies that are much larger than Tier — up to $1 billion in revenue — shows an average cost of only $2.8 million per year for expenses such as Audit, Legal, Board Compensation, D&O Insurance and other public company-related corporate overhead.”

6.                                      You disclose that Discovery Equity Partners, L.P. and certain related parties “may” file a proxy statement with the Securities & Exchange Commission to solicit stockholders of Tier with respect to the election of directors and one or more stockholder proposals.  You further advise stockholders to read the proxy statement “when and if” it becomes available.  It would appear that the participants in the solicitation are relying on Rule 14a-12 to solicit stockholders of Tier.  Please note that Rule 14a-12 was not intended to create another exemption from the proxy rules.  As you are aware, Rule 14a-12 is titled, “Solicitation before furnishing a proxy statement.”  As such, please be advised that parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file and disseminate a proxy statement.  See Interpretation I.D.3 in the July 2001 Interim Supplement to the Staff’s Telephone Interpretations Manual.  Please remove the implication in future filings that Discovery Equity Partners, L.P. and certain other related parties have only reserved the right to file a proxy statement in the future and confirm for us that each of the filing parties fully intends to file a proxy statement.  Alternatively, advise us of the exemption from the federal proxy rules upon which the filing parties intend to rely to conduct their solicitation.

U.S. Securities and Exchange Commission

December 15, 2008

Response 13:  In future filings, Discovery will eliminate “and if” and “may” from its 14a-12 filings and not imply that it has only reserved the right to file a proxy statement in the future.  Further, Discovery has authorized us to confirm that it intends to file a proxy statement.

If you have any questions regarding these responses or wish to discuss them, please feel free to contact me at (312) 807-4265.

Very truly yours,

/s/ Patrick J. Maloney
Patrick J. Maloney

cc:	Michael R. Murphy
Discovery Equity Partners, L.P.

PJM:adt

Annex A

FILING PERSON STATEMENT

December 15, 2008

VIA OVERNIGHT DELIVERY AND EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mellissa Campbell Duru
Attorney-Advisor

Re:                           Tier Technologies, Inc.
Soliciting Materials on Schedule 14A filed December 4, 2008 by
Discovery Equity Partners, L.P.
File No. 1-33475

Ladies and Gentleman:

Discovery Equity Partners, L.P. (the “Filing Person”) hereby provides the following statements with respect to the above referenced filing:

·                  The Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

·                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

·                  The Filing Person may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Best regards,

DISCOVERY EQUITY PARTNERS, L.P.

By:	Discovery Group I, LLC, its General Partner

By:	/s/ Michael R. Murphy
Michael R. Murphy
Managing Member